

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. ______)

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☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ **Definitive Proxy Statement**

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to § 240.14a-12

TIMBERLINE RESOURCES CORPORATION

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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TIMBERLINE RESOURCES CORPORATION

101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

Notice of Annual Meeting of Stockholders

To all Stockholders of Timberline Resources Corporation:

You are invited to attend the 2011 Annual Meeting of Stockholders (the "***Annual Meeting***") of Timberline Resources Corporation (the "***Company***"). The Annual Meeting will be held at the Hampton Inn & Suites, 1500 W. Riverstone Dr., Coeur d'Alene, Idaho, 83814, on March 21, 2011 at 2:00PM Pacific standard time. The purposes of the meeting are:

1. The election of the nominees to the Company's Board of Directors to serve until the Company's 2012 Annual Meeting of Stockholders or until successors are duly elected and qualified; the following are nominees for election as Directors: Paul Dircksen, Randal Hardy, Vance Thornsberry, Eric Klepfer, Ron Guill, James Moore, Robert Martinez and David Poynton;

2. To conduct an **advisory** vote on the compensation of our named executive officers;

3. To conduct an **advisory** vote to determine the frequency of conducting future advisory votes on executive compensation;

4. Ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year of 2011;

5. Any other business that may properly come before the meeting.

The Board of Directors has fixed January 21, 2011, as the record date for the Annual Meeting. Only stockholders of the Company of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting. A list of stockholders as of January 21, 2011, will be available at the Annual Meeting for inspection by any stockholder. Stockholders will need to register at the meeting to attend the meeting. If your shares are not registered in your name, you will need to bring proof of your ownership of those shares to the meeting in order to register to attend and vote. You should ask the broker, bank or other institution that holds your shares to provide you with either a copy of an account statement or a letter that shows your ownership of Company stock as of January 21, 2011. Please bring that documentation to the meeting.

IMPORTANT

Whether or not you expect to attend the Annual Meeting, please sign and return the enclosed proxy promptly. If you decide to attend the meeting, you may, if you wish, revoke the proxy and vote your shares in person.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on March 21, 2011. The proxy statement and annual report to shareholders are available at http://www.timberline-resources.com/main.php?page=119.

By Order of the Board of Directors,

/s/ Craig Crowell
Craig Crowell
Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
January 25, 2011

TIMBERLINE RESOURCES CORPORATION
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

Proxy Statement
for
Annual Meeting of Shareholders

To Be Held March 21, 2011, 2:00PM Pacific Standard Time

Hampton Inn & Suites

1500 W. Riverstone Dr., Coeur d'Alene, Idaho, 83814

Unless the context requires otherwise, references in this statement to "*Timberline Resources*," "*Timberline*," the "*Company*," "*we*," "*us*" or "*our*" refer to Timberline Resources Corporation.

The Annual Meeting of Stockholders of Timberline Resources (referred to as the "*Annual Meeting*") will be held on **March 21, 2011, at the Hampton Inn & Suites, 1500 W. Riverstone Dr., Coeur d'Alene, Idaho, 83814, at 2:00PM Pacific standard time**.

We are providing the enclosed proxy materials and form of proxy in connection with the solicitation by the Company's Board of Directors (referred to as the "*Board*") of proxies for this Annual Meeting. The Company anticipates that this Proxy Statement and the form of proxy will first be available to holders of the Company's stock (Timberline Resources common stock will be referred to as the "*Common Shares*") on or about **January 31, 2011**. A notice of the availability of this Proxy Statement and the form of proxy will first be mailed to holders of the Company's common stock on or about this date.

You are invited to attend the Annual Meeting at the above stated time and location. If you plan to attend and your shares are held in "street name" – in an account with a bank, broker, or other nominee – you must obtain a proxy issued in your name from such broker, bank or other nominee.

You can vote your shares by completing a proxy card online, completing and returning a proxy card provided to you by mail or e-mail or, if you hold shares in "street name," by completing the voting form provided by the broker, bank or other nominee.

A returned signed proxy card without an indication of how shares should be voted will be voted FOR the election of all Directors, FOR the resolution approving the compensation of our named executive officers as disclosed in this proxy statement, to hold an advisory vote on the compensation of our named executive officers every three years, and FOR the ratification of the appointment of the Company's independent registered public accounting firm.

Our corporate bylaws define a quorum as a majority of the issued and outstanding voting stock present in person or by proxy. The Company's Articles of Incorporation do not allow cumulative voting for Directors. The nominees who receive the most votes will be elected. A majority of the voting power of the voting shares present, whether in person or by proxy, is required to ratify the appointment of the Company's independent registered public accounting firm.

QUESTIONS AND ANSWERS ABOUT PROXY MATERIALS AND VOTING

Why am I receiving this Proxy Statement and proxy card?

You are receiving this Proxy Statement and proxy card because you were a stockholder of record at the close of business on January 21, 2011 and are entitled to vote at the Annual Meeting. This Proxy Statement describes issues on which the Company would like you, as a stockholder, to vote. It provides information on these issues so that you can make an informed decision. You do not need to attend the Annual Meeting to vote your shares.

When you sign the proxy card you appoint Paul Dircksen, Executive Chairman and Vice President, Exploration to the Company and Randal Hardy, Chief Executive Officer to the Company, as your representatives at the Annual Meeting. As your representatives, they will vote your shares at the Annual Meeting (or any adjournments or postponements) as you have instructed them on your proxy card. With proxy voting, your shares will be voted whether or not you attend the Annual Meeting. Even if you plan to attend the Annual Meeting, it is a good idea to complete, sign and return your proxy card in advance of the Annual Meeting, just in case your plans change.

If an issue comes up for vote at the Annual Meeting (or any adjournments or postponements) that is not described in this Proxy Statement, your representatives will vote your shares, under your proxy, at their discretion, subject to any limitations imposed by law.

When is the record date?

The Board has fixed January 21, 2011, as the record date for the Annual Meeting. Only holders of Timberline Resources voting stock as of the close of business on that date will be entitled to vote at the Annual Meeting.

How many shares are outstanding?

As of January 21, 2011, the Company had 55,803,193 Common Shares issued and outstanding.

What am I voting on?

You are being asked to vote on the following:

1. The election of the nominees to the Company's Board of Directors to serve until the Company's 2012 Annual Meeting of Stockholders or until successors are duly elected and qualified; the following are nominees for election as Directors: Paul Dircksen, Randal Hardy, Vance Thornsberry, Eric Klepfer, Ron Guill, James Moore, Robert Martinez and David Poynton;

2. To conduct an **advisory**, non-binding, vote on the compensation of our named executive officers;

3. To conduct an **advisory**, non-binding, vote to determine the frequency of conducting future advisory votes on executive compensation;

4. Ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year of 2011;

5. Any other business that may properly come before the meeting.

How many votes do I get?

Each Common Share is entitled to one vote. No cumulative rights are authorized, and dissenters' rights are not applicable to any of the matters being voted upon.

The Board recommends a vote **FOR** each of the nominees to the Board, **FOR** the resolution approving the compensation of our named executive officers as disclosed in this proxy statement, to hold an advisory vote on the compensation of our named executive officers every three years**,** and **FOR** the ratification of the appointment of the Company's independent registered public accounting firm.

How do I vote?

You have several voting options. You may vote by:

· Completing your proxy card over the internet at the following website: https://secure.corporatestock.com/vote.php;

· Downloading or requesting a proxy card (as detailed below), signing your proxy card and mailing it to the attention of: Craig Crowell, Corporate Secretary, at 101 E. Lakeside Avenue, Coeur d'Alene, ID 83814 ;

· Signing and faxing your proxy card to our Corporate Secretary for proxy voting at the number provided on the proxy card;

· Attending the Annual Meeting and voting in person.

If your shares are held in an account with a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in a "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy card from your broker, bank, or other nominee.

Can stockholders vote in person at the Annual Meeting?

The Company will pass out written ballots to anyone who wants to vote at the Annual Meeting. If you hold your shares through a brokerage account but do not have a physical share certificate, or the shares are registered in someone else's name, you must request a legal proxy from your stockbroker or the registered owner to vote at the meeting.

What if I want a paper copy of these proxy materials?

Please send a written request to our offices at the address below, email us at proxy@timberline-resources.com or call us toll free at (866) 513-4859 to request a copy of the proxy materials.

Send requests to:

> Timberline Resources Corporation
> 101 East Lakeside Avenue
> Coeur d'Alene, Idaho 83814
>
> Attention: Craig Crowell
> Corporate Secretary

What if I change my mind after I return my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

· Signing another proxy with a later date and mailing it to the attention of: Craig Crowell, Corporate Secretary, at 101 E. Lakeside Avenue, Coeur d'Alene, ID 83814, so long as it is received prior to 2:00PM Pacific standard time on March 20, 2011; or

· Voting in person at the Annual Meeting.

Beneficial shareholders should refer to the instructions received from their stockbroker or the registered holder of the shares if they wish to change their vote.

How many votes do you need to hold the meeting?

To conduct the Annual Meeting, the Company must have a quorum, which means that a majority of the outstanding voting shares of the Company as of the record date must be present at the Annual Meeting. Based on 55,803,193 voting shares outstanding as of the record date of January 21, 2011, 27,901,597 shares must be present at the Annual Meeting, in person or by proxy, for there to be a quorum. Your shares will be counted as present at the Annual Meeting if you:

· Submit a properly executed proxy card (even if you do not provide voting instructions); or

· Attend the Annual Meeting and vote in person.

What if I abstain from voting?

Abstentions with respect to a proposal are counted for the purposes of establishing a quorum. Since the Company's By-laws state that matters presented at a meeting of the shareholders must be approved by the majority of the voting power of the voting shares present at the meeting, a properly executed proxy card marked *ABSTAIN* with respect to a proposal will have the same effect as voting *AGAINST* that proposal. However, as described below, election of directors is by a plurality of the votes cast at the meeting. A properly executed proxy card marked *WITHHELD* with respect to the election of directors will not be voted and will not count *FOR* any of the nominees for which the vote was withheld.

What effect does a broker non-vote have?

Brokers and other intermediaries, holding shares in street name for their customers, are generally required to vote the shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the shares on routine matters, but not on non-routine matters. Since the election of directors under this Proxy Statement is uncontested, the election of directors is considered a non-routine matter and brokers may not vote shares held in street name for their customers in relation to this item of business. The approval of compensation for our executive directors and the approval of the determination of the frequency of conducting future advisory votes on executive compensation are also considered non-routine matters and brokers may not vote shares held in street name for their customers in relation to these items of business. The ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year of 2011 is considered a routine matter and brokers will be permitted to vote shares held in street name for their customers.

The absence of a vote on a non-routine matter is referred to as a broker non-vote. Any shares represented at the Annual Meeting but not voted (whether by abstention, broker non-vote or otherwise) will have no impact in the election of directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger proportion of votes cast for the election of directors. Any shares represented at the Annual Meeting but not voted (whether by abstention, broker non-vote or otherwise) with respect to the proposal to ratify the appointment of the independent registered public accountant, the proposal to approve the compensation for our named executive officers and the proposal to approve the determination of the frequency of conducting future advisory votes on executive compensation will have the same effect as a vote against such proposal.

How many votes are needed to elect directors?

The nominees for election as directors at the Annual Meeting will be elected by a plurality of the votes cast at the meeting. The nominees with the most votes will be elected. A properly executed proxy card marked *WITHHELD* with respect to the election of directors will not be voted and will not count *FOR* or *AGAINST* any of the nominees for which the vote was withheld.

How many votes are needed to approve the advisory, non-binding, compensation for our executive officers?

The compensation for our named executive officers will be approved, on an **advisory**, non-binding basis, if a majority of the voting power of the voting shares present at the meeting votes FOR the proposal. A properly executed proxy card marked *ABSTAIN* with respect to this proposal will have the same effect as voting *AGAINST* this proposal.

How many votes are needed to approve the advisory, non-binding, determination of the frequency of conducting future advisory votes on executive compensation?

A plurality of the affirmative votes duly cast is required for the approval, on an **advisory**, non-binding basis, of the frequency of stockholder votes on our executive compensation program (i.e., the frequency selection receiving the greatest number of votes will be approved). A properly executed proxy card marked *ABSTAIN* with respect to this proposal will not be voted and will not count *FOR* or *AGAINST* any of the frequency selections.

How many votes are needed to ratify the appointment of the independent registered public accountant?

The ratification of the appointment of the independent registered public accountant will be approved if a majority of the voting power of the voting shares present at the meeting votes FOR the proposal. A properly executed proxy card marked *ABSTAIN* with respect to this proposal will have the same effect as voting *AGAINST* this proposal.

Will my shares be voted if I do not sign and return my Proxy Card?

If your shares are held through a brokerage account, your brokerage firm, under certain circumstances, may vote your shares; otherwise your shares will not be voted at the meeting. See "What effect does a broker non-vote have?" above for a discussion of the matters on which your brokerage firm may vote your shares.

If your shares are registered in your name, and you do not complete your proxy card over the internet or sign and return your proxy card, your shares will not be voted at the meeting.

Where can I find the voting results of the meeting?

The Company will publish the final results in a current report filing on Form 8-K with the Securities and Exchange Commission (SEC) within four (4) business days of the Annual Meeting.

Who will pay for the costs of soliciting proxies?

The Company will bear the cost of soliciting proxies. In an effort to have as large a representation at the meeting as possible, the Company's directors, officers and employees may solicit proxies by telephone or in person in certain circumstances. These individuals will receive no additional compensation for their services other than their regular salaries. Additionally, the Company may hire a proxy solicitor to help reach the quorum requirement. The Company will pay a reasonable fee in relation to these services. Upon request, the Company will reimburse brokers, dealers, banks, voting trustees and their nominees who are holders of record of the Company's Common Shares on the record date for the reasonable expenses incurred for mailing copies of the proxy materials to the beneficial owners of such shares.

When are stockholder proposals due for the 2012 annual meeting of Stockholders?

In order to be considered for inclusion in next year's 2012 proxy statement, stockholder proposals must be submitted in writing to the Company's Secretary, Craig Crowell, at Timberline Resources Corporation, 101 East Lakeside Avenue, Coeur d'Alene, Idaho 83814, and received no later than October 3, 2011, provided that this date may be changed in the event that the date of the annual meeting of shareholders to be held in calendar year 2012 is changed by more than 30 days from the date of the annual meeting of shareholders to be held in calendar year 2011. Such proposals must also comply with the requirements as to form and substance established by the SEC if such proposals are to be included in our proxy statement and form of proxy.

Similarly, stockholder proposals not submitted for inclusion in the proxy statement and received after December 17, 2011 will be considered untimely pursuant to Rule 14a-5(e)(2) of the Securities and Exchange Act of 1934, provided that this date may be changed in the event that the date of the annual meeting of shareholders to be held calendar year 2012 is changed by more than 30 days from the date of the annual meeting of shareholders to be held in calendar year 2011.

How can I obtain a copy of the 2010 Annual Report on Form 10-K?

The Company's 2010 Annual Report on Form 10-K, including financial statements, is available on the internet with this proxy statement at http://www.timberline-resources.com/main.php?page=119. The Form is also available through the SEC's website at http://www.sec.gov.

At the written request of any stockholder who owns Common Shares on the record date, the Company will provide to such stockholder, without charge, a paper copy of the Company's 2010 Annual Report on Form 10-K as filed with the SEC, including the financial statements, but not including exhibits.

If requested, the Company will provide copies of the exhibits for a reasonable fee.

Requests for additional paper copies of the 2010 Annual Report on Form 10-K should be mailed to:

Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

Attention: Craig Crowell
Corporate Secretary

PROPOSAL 1 — ELECTION OF DIRECTORS

GENERAL QUESTIONS

What is the current composition of the Board?

The Company's current bylaws require the Board to have three or more persons, and may be increased or decreased from time to time, exclusively by resolution approved by the affirmative vote of a majority of the Board. The current Board is composed of eight Directors.

Is the Board divided into classes? How long is the term?

No, the Board is not divided into classes. All directors serve one-year terms until their successors are elected and qualified at the next Annual Meeting.

Who is standing for election this year?

The Board of Directors has nominated the following eight, current Board Members for election at the 2011 Annual Meeting, to hold office until the 2012 Annual Meeting:

- Paul Dircksen
- Randal Hardy
- Vance Thornsberry
- Eric Klepfer
- Ron Guill
- James Moore
- Robert Martinez
- David Poynton

What if a nominee is unable or unwilling to serve?

Should any one or more of these nominees become unable or unwilling to serve, which is not anticipated, the Board may designate substitute nominees, in which event the proxy representatives will vote proxies that otherwise would be voted for the named nominees for the election of such substitute nominee or nominees.

How are nominees elected?

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting.

The Board recommends a vote FOR each of the nominees. All proxies executed and returned without an indication of how shares should be voted will be voted FOR the election of all nominees.

INFORMATION ON THE BOARD OF DIRECTORS, EXECUTIVE OFFICERS, AND KEY EMPLOYEES

The following table sets forth certain information with respect to our current Directors, executive officers and key employees. The term for each Director expires at our next Annual Meeting or until his or her successor is appointed and qualified. The ages of the Directors and officers are shown as of December 31, 2010.

Name	Current Office	Principal Occupation	Director/Officer Since	Age
Paul Dircksen	Executive Chairman; Vice President, Exploration	Executive Chairman; Vice President, Exploration	September 22, 2006	65
Randal Hardy	Chief Executive Officer; Chief Financial Officer; Director	Chief Executive Officer; Chief Financial Officer;	August 27, 2007	49
Craig Crowell	Chief Accounting Officer, Secretary	Chief Accounting Officer, Secretary	September 5, 2008	39
Vance Thornsberry*	Director	Consulting Geologist	September 22, 2006	65
Eric Klepfer*	Director	Principal of Klepfer Mining Services	September 22, 2006	53
Ron Guill	Director	Founder, General Manager of Small Mine Development, LLC	November 9, 2007	62
James Moore*	Director	Chief Financial Officer to Mines Management, Inc.	January 1, 2008	66
Robert Martinez*	Director	Management Consultant	January 22, 2010	64
David Poynton*	Director	Attorney & Management Consultant	August 27, 2010	56

* Indicates that the director is "independent" in accordance with Rules 121 and 803A of the NYSE Amex Company Guide.

The following is a description of the business background of the Directors and executive officers of Timberline Resources Corporation.

Paul Dircksen – Executive Chairman & Vice President, Exploration

Mr. Dircksen (65) has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has been a director since January 2005 and our Vice President of Exploration since May 1, 2006. Mr. Dircksen became Executive Chairman on September 25, 2009. Working in the United States and internationally, he has a strong technical background, serving as a team member on approximately nine gold discoveries, seven of which later became operating mines. From January 2005 to May 2006 he was self employed as a consulting geologist until joining Timberline Resources. Mr. Dircksen was the president of Brett Resources from January 2004 to December 2004, and prior to that, from January 2003 to December 2003, he was President of Bravo Venture Group, a junior exploration company. During 2002 he was self employed as an independent mineral geologist. Between 1987 and 2001, Mr. Dircksen was Senior Vice-President of Exploration for Orvana Minerals Corp. He holds an M.S. in Geology from the University of Nevada. Mr. Dircksen currently serves as a director of Bravada Gold Corporation and International Northair Mines Ltd., and is employed on a full-time basis with Timberline Resources.

For the following reasons the Board concluded that Mr. Dircksen should serve as a director and Executive Chairman of the Company, in light of its business and structure, at the time it files this Proxy Statement. Mr. Dircksen's extensive management experience in mineral exploration companies and background in mineral projects enable him to provide operating and leadership insights to the Board as the Executive Chairman. Further, his training and experience as a geologist allow him to bring technical expertise in regard to mineral exploration to the Company.

Randal Hardy – Chief Executive Officer, Chief Financial Officer & Director

Mr. Hardy (49) was appointed as our Chief Executive Officer, Chief Financial Officer and to our board of directors in August 2007. Prior to his appointment by us, since September 2006, Mr. Hardy was the President of HuntMountain Resources, a publicly held U.S.-based junior exploration company. Prior to that, from August 2005, he was HuntMountain's Chief Financial Officer. Previously, from 1997 to 2005, he held positions as President and CEO of Sunshine Minting, Inc. a privately held, precious metal custom minting and manufacturing firm. Prior to his tenure at Sunshine Minting, Inc., Mr. Hardy has served as Treasurer of the NYSE-listed Sunshine Mining and Refining Company. Mr. Hardy has a Business Administration degree from Boise State University and has attained certifications as a Certified Management Accountant and a Certified Cash Manager. Mr. Hardy currently serves as a director of HuntMountain Resources Ltd., and is employed on a full-time basis with Timberline Resources.

For the following reasons the Board concluded that Mr. Hardy should serve as a director of the Company, in light of its business and structure, at the time it files this Proxy Statement. Mr. Hardy's management and financial experience in mineral exploration and manufacturing companies enables him to provide financial and operating insight to the Board. Further, his training and experience in accounting and corporate finance, along with his prior executive-level management experience, allow him to bring financial and management expertise to the Company.

Craig Crowell – Chief Accounting Officer

Mr. Crowell (39) was appointed as our Chief Accounting Officer in September 2008. Prior to his appointment, since February 2008, Mr. Crowell was corporate controller of the Company. Prior to that, from January 2003, he was a supervising accountant at Potlatch Corporation, where he was responsible for accounting and management of the system of internal controls for two operating divisions with annual revenues of several hundred million dollars. Previously, from 1998 to 2003, he served in several accounting roles with Nexen, Inc. a NYSE-listed international energy company, where he obtained experience with Canadian and U.S. public company reporting requirements. Prior to his tenure at Nexen, Inc., Mr. Crowell was employed by Price Waterhouse. Mr. Crowell has a Commerce degree from the University of Alberta and is a Certified Public Accountant (Illinois) and a Canadian Chartered Accountant (Alberta).

Eric Klepfer - Director

Mr. Klepfer (53) has over 23 years of experience in the mining industry, serving in environmental, engineering and management positions at Placer Dome, Newmont Mining, Coeur d'Alene Mines, and Mines Management. He has been a director since January 2004. Since November 2003, he has been the President of Klepfer Mining Services. In addition, from August 2004 to August 2007 he was the Vice President of Operations at Mines Management, Inc. From 1995 to November 2003, Mr. Klepfer was simultaneously the Director of Environmental Affairs for Coeur d'Alene Mines Corporation and the Vice President of Operations and Technical Services of its subsidiary Earthworks Technology, Inc. He holds B.S. degrees in Mining Engineering and Engineering Administration from Michigan Technological University.

For the following reasons the Board concluded that Mr. Klepfer should serve as a director of the Company, in light of its business and structure, at the time it files this Proxy Statement. Mr. Klepfer's extensive environmental, technical and management experience in mineral exploration and mining companies enables him to provide operating insight to the Board. Further, his training as a mining engineer and his experience dealing with environmental and permitting issues enable him to provide technical operating and leadership insights to the Board as a director.

Ron Guill - Director

Mr. Guill (62) is the founder, owner, and general manager of Small Mine Development ("SMD"), one of the largest underground mine contractors in the United States. He was appointed to the Board in November 2007. Mr. Guill also controls Highland Mining, LLC, which in 2009 entered into a Joint Venture Operating Agreement with Timberline for the purpose of mining and developing the Butte Highlands Gold Project. Mr. Guill founded and has been fully employed by SMD since 1982. SMD has more than 280 full-time employees working at world-class clients such as Newmont Mining. He has served as a trustee for the Northwest Mining Association which recognized him, and SMD, with their 2006 Platinum Award for Corporate Excellence. He holds a degree in Mining Engineering from the Mackay School of Mines at the University of Nevada.

For the following reasons the Board concluded that Mr. Guill should serve as a director of the Company, in light of its business and structure, at the time it files this Proxy Statement. Mr. Guill's technical and management experience in mining, particularly with respect to underground development and mining projects such as the Company's Butte Highlands Gold Project, enable him to provide operating insight to the Board. Further, his training and experience as a mining engineer and operations manager allow him to provide technical and operating insights to the Board as a director.

Vance Thornsberry - Director

Mr. Thornsberry (65) has been a director since January 2004 and is a Registered Professional Geologist with over 35 years of experience in the mining and exploration industry. Since December 2007, Mr. Thornsberry has worked as a consulting geologist. From January 2005 until December 2007, Mr. Thornsberry served as a consulting geologist and Vice-President of Exploration for TSX-listed Northland Resources. He also served as Vice President of Exploration for Timberline from January 2004 to May 2006. From 1997 through December 2004, Mr. Thornsberry consulted for a variety of exploration companies, including Golden Queen Mining Company, Beartooth Mining Company, Thunder Mountain LLC and Romarco Minerals. He held senior positions with Inspiration Development Company in the 1970s and 1980s, and has since worked as a consulting geologist for over fifteen mining companies worldwide. He holds a B.S. in Geology from the University of Missouri.

For the following reasons the Board concluded that Mr. Thornsberry should serve as a director of the Company, in light of its business and structure, at the time it files this Proxy Statement. Mr. Thornsberry's technical experience in mineral exploration enables him to provide technical insight to the Board. Further, his training and experience as a professional geologist allows him to bring technical expertise to the Board as a director.

James Moore – Director

Mr. Moore (65) has been a director since January 2008, and since March 2004 has been Chief Financial Officer of Mines Management, Inc. Mr. Moore has over 30 years of senior level experience in financial management with the mining sector. Prior to joining Mines Management, from November 2002 to March 2004, Mr. Moore was an independent mining consultant for Idaho General Mining Inc. From September 1997 through August 2003 he was the Vice President of Business Development for RAHCO International, Inc., a heavy mining equipment designer and manufacturer in Spokane, Washington. Prior to that time Mr. Moore was employed by Barrick Gold Corporation in Santiago, Chile as Vice President and Chief Financial Officer for its Latin American division. Other experience includes service as Division Controller Mobil Oil, Energy Minerals Division, and Operations Controller for United Nuclear Corporation. Mr. Moore attended Stanford University and graduated from University of Utah with a B.S. in accounting.

For the following reasons the Board concluded that Mr. Moore should serve as a director of the Company, in light of its business and structure, at the time it files this Proxy Statement. Mr. Moore's extensive management and financial experience in mineral exploration and manufacturing companies enables him to provide financial and leadership insight to the Board. Further, his training and experience as an accountant allows him to bring financial expertise to the Board as a director.

Robert Martinez – Director

Mr. Martinez (64) was appointed to the Board of Directors in January 2010. He is a metallurgical engineer with over 35 years of experience in the mining and exploration industry. Since May 2005, Mr. Martinez has been an independent mine management and metallurgical consultant. In addition, from May 2005 until September 2008, Mr. Martinez was a member of the Board of Directors of Metallica Resources Inc., and from August 2005 until May 2009, he was a member of the Board of Directors of Zacoro Metals. From August 1988 until December 2004, Mr. Martinez held various management and executive positions at NYSE-listed Coeur d'Alene Mines Corporation including serving as Vice President and General Manager of the Rochester Mine, Vice President of Engineering and Operations, Senior Vice President of Operations, and President and Chief Operating Officer. He holds a B.S. in

Metallurgical Engineering from the University of Arizona and has completed graduate work in business at Western New Mexico University and Dartmouth College.

For the following reasons the Board concluded that Mr. Martinez should serve as a director of the Company, in light of its business and structure, at the time it files this Proxy Statement. Mr. Martinez's technical and management experience in mining and metallurgy enables him to provide operating insight to the Board. Further, his training and experience as a metallurgical engineer allow him to bring technical expertise to the Board as a director.

David Poynton – Director

Mr. Poynton (56) was appointed to the Board of Directors in August 2010. He is a lawyer who was admitted to the Bar of the Province of Ontario, Canada in 1980. Mr. Poynton has over 30 years of legal and business experience, with his law practice focused on the mining and exploration industry. Since November 2008, Mr. Poynton has been an independent legal, business and financing consultant. In addition, from November 2008 through April 2010 and February 2010, respectively, Mr. Poynton was Senior Vice-President, General Counsel and Corporate Secretary for Iberian Minerals Corp. and Cadillac Ventures Inc., both of which are listed on the TSX Venture Exchange in Canada. From November 2002 until November 2008, Mr. Poynton was a partner with the law firm of Cassels Brock and Blackwell LLP. He graduated from law school at the University of Western Ontario after completing undergraduate work at the University of Toronto. Mr. Poynton is a member in good standing of the Law Society of Upper Canada.

For the following reasons the Board concluded that Mr. Poynton should serve as a director of the Company, in light of its business and structure, at the time it files this Proxy Statement. Mr. Poynton's legal and business experience with mineral exploration companies, particularly in Canadian markets, enables him to provide operating and leadership insight to the Board. Further, his training and experience as an attorney allows him to bring legal expertise to the Board as a director.

Arrangements between Officers and Directors

To our knowledge, there is no arrangement or understanding between any of our officers and any other person, including Directors, pursuant to which the officer was selected to serve as an officer.

Family Relationships

None of our Directors are related by blood, marriage, or adoption to any other Director, executive officer, or other key employees.

Legal Proceedings

The Company is not aware of any material legal proceedings to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than five percent of common stock of the Company, or any associate of any director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The Company is not aware of any of its directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses) or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

CORPORATE GOVERNANCE

Board of Directors Structure

The Company's current bylaws require the Board to have three or more persons, and may be increased or decreased from time to time, exclusively by resolution approved by the affirmative vote of a majority of the Board. The current Board is composed of eight Directors.

Director Independence

We have eight directors as of January 21, 2011, including five independent directors, as follows:

- Eric Klepfer
- Vance Thornsberry
- James Moore
- Robert Martinez
- David Poynton

An "independent" director is a director whom the Board of Directors has determined satisfies the requirements for independence under Rules 121 and 803A of the NYSE Amex Company Guide.

Meetings of the Board and Board Member Attendance at Annual Meeting

During the fiscal year ending September 30, 2010, the Board held four (4) meetings of the Board. None of the incumbent Directors attended fewer than 75% of the board meetings with the exception of Mr. Poynton, who was not a member of the Board until August 27, 2010.

Board members are not required to attend the Annual Meeting. All members of the Board attended last year's Annual Meeting with the exception of Mr. Poynton, who was not a member of the Board on the date of the Annual Meeting.

Communications to the Board

Shareholders who are interested in communicating directly with members of the Board, or the Board as a group, may do so by writing directly to the individual Board member c/o Corporate Secretary, Craig Crowell, at Timberline Resources Corporation, 101 East Lakeside Avenue, Coeur d'Alene, Idaho 83814. The Company's Secretary will forward communications directly to the appropriate Board member. If the correspondence is not addressed to the particular member, the communication will be forwarded to a Board member to bring to the attention of the Board. The Company's Secretary will review all communications before forwarding them to the appropriate Board member.

Board Committees

Our Board of Directors has established three board committees: an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee.

The information below sets out the current members of each of Timberline Resources' board committees and the advisory board and summarizes the functions of each of the committees in accordance with their mandates.

Audit Committee and Audit Committee Financial Experts

We have a standing audit committee and audit committee charter, which complies with Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the requirements of the NYSE Amex. Our audit committee was established in accordance with section 3(a)(58)(A) of the Exchange Act. Our audit committee is comprised of three (3) directors all of whom, in the opinion of the Company's Board of Directors are independent (in accordance with Rule 10A-3 of the Exchange Act and the requirements of the NYSE Amex): James Moore (Chairman), Robert Martinez, and Vance Thornsberry. James Moore satisfies the requirement of a "financial expert" as defined under Item 401(d)(5) of Regulation S-K.

Our audit committee meets with our management and our external auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. Our audit committee reviews our significant financial risks, is involved in the appointment of senior financial executives and annually reviews our insurance coverage and any off-balance sheet transactions.

Our audit committee monitors our audit and the preparation of financial statements and all financial disclosure contained in our SEC filings. Our audit committee appoints our external auditors, monitors their qualifications and independence and determines the appropriate level of their remuneration. The external auditors report directly to the audit committee. Our audit committee has the authority to terminate our external auditors' engagement and approve in advance any services to be provided by the external auditors that are not related to the audit.

During the fiscal year ended September 30, 2010, the Audit Committee met four (4) times. A copy of the Audit Committee charter is available on our website at www.timberline-resources.com.

Audit Committee Report

The Company's Audit Committee oversees the Company's financial reporting process on behalf of the Board. The Committee has three (3) members, each of whom is "independent" as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex. The Committee operates under a written charter adopted by the Board.

The Committee assists the Board by overseeing the (1) integrity of the Company's financial reporting and internal control, (2) independence and performance of the Company's independent auditors, (3) and provides an avenue of communication between management, the independent auditors and the Board.

In the course of providing its oversight responsibilities regarding the 2010 financial statements, the Committee reviewed the 2010 audited financial statements, which appear in the 2010 Annual Report to Shareholders, with management and the Company's independent auditors. The Committee reviewed accounting principles, practices, and judgments as well as the adequacy and clarity of the notes to the financial statements.

The Committee reviewed the independence and performance of the independent auditors who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, and such other matters as required to be communicated by the independent auditors in accordance with Statement of Auditing Standards 61, as superseded by Statement of Auditing Standard 114 – the Auditor's Communication With Those Charged With Governance, as modified or supplemented.

The Committee meets with the independent auditors to discuss their audit plans, scope and timing on a regular basis, with or without management present. The Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board for independent auditor communications with Audit Committees concerning independence, as may be modified or supplemented.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in the Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended September 30, 2010. The Committee and the Board have also recommended the selection of DeCoria, Maichel and Teague P.S. as independent auditors for the Company for the fiscal year 2011.

Submitted by the Audit Committee Members

- James Moore (Chairman)
- Robert Martinez
- Vance Thornsberry

Compensation Committee

We have a Compensation Committee comprised of three (3) directors, two of whom, in the opinion of the Company's Board of Directors, are independent (under Rules 121 and 803A of the NYSE Amex Company Guide): Eric Klepfer (Chairman) and Vance Thornsberry. Ron Guill is also on the Compensation Committee, but was recently determined by the Company's Board of Directors to no longer be independent (under Rules 121 and 803A of the NYSE Amex Company Guide). The Board of Directors plans on appointing a new, independent director to replace Mr. Guill on the Compensation Committee immediately following the election of directors at the Annual Meeting. We have a Compensation Committee charter that complies with the requirements of the NYSE Amex. Our Compensation Committee is responsible for considering and authorizing terms of employment and compensation of executive officers and providing advice on compensation structures in the various jurisdictions in which we operate. Our Chief Executive Officer may not be present during the voting determination or deliberations of his or her compensation; however, our Compensation Committee does consult with our Chief Executive Officer in determining and recommending the compensation of directors and other executive officers.

In addition, our Compensation Committee reviews both our overall salary objectives and significant modifications made to employee benefit plans, including those applicable to executive officers, and propose awards of stock options. The Compensation Committee has determined that the Corporation's compensation policies and practices for its employees generally, not just executive officers, are not reasonably likely to have a material adverse effect on the Corporation.

The Compensation Committee does not and cannot delegate its authority to determine director and executive officer compensation. Our Compensation Committee and management did not engage the services of an external compensation consultant during fiscal year 2010.

During the fiscal year ended September 30, 2010, the Compensation Committee met one (1) time. A copy of the Compensation Committee charter is available on our website at www.timberline-resources.com.

Corporate Governance and Nominating Committee

We have a Corporate Governance and Nominating Committee composed of 3 directors, two of whom, in the opinion of the Company's Board of Directors, are independent (under Rules 121 and 803A of the NYSE Amex Company Guide): David Poynton (Chairman) and Robert Martinez. Ron Guill is also on the Corporate Governance and Nominating Committee, but was recently determined by the Company's Board of Directors to no longer be independent (under Rules 121 and 803A of the NYSE Amex Company Guide). The Board of Directors plans on appointing a new, independent director to replace Mr. Guill on the Corporate Governance and Nominating Committee immediately following the election of directors at the Annual Meeting. We have a Nominating Committee charter that complies with the requirements of the NYSE Amex.

Our Corporate Governance Committee is responsible for developing our approach to corporate governance issues. The Committee evaluates the qualifications of potential candidates for director and recommends to the Board nominees for election at the next annual meeting or any special meeting of stockholders, and any person to be considered to fill a Board vacancy resulting from death, disability, removal, resignation or an increase in Board size. The Committee has adopted a Director Nominating Process and Policy which sets forth the criteria the Board will assess in connection with the consideration of a candidate, including the candidate's integrity, reputation, judgment, knowledge, independence, experience, accomplishments, commitment and skills, all in the context of an assessment of the perceived needs of the Board at that time. A copy of the Director Nominating Process and Policy is available on our website at www.timberline-resources.com.

The Company does not have a formal policy regarding diversity in the selection of nominees for directors. The Corporate Governance and Nominating Committee does, however, consider diversity as part of its overall selection strategy. In considering diversity of the Board as a criteria for selecting nominees, the Corporate Governance and Nominating Committee takes into account various factors and perspectives, including differences of viewpoint, professional experience, education, skills and other individual qualities and attributes that contribute to Board heterogeneity, as well as race, gender and national origin. The Corporate Governance and Nominating Committee seeks persons with leadership experience in a variety of contexts. The Corporate Governance and Nominating Committee believes that this conceptualization of diversity is the most effective means to implement Board diversity. The Corporate Governance and Nominating Committee will assess the effectiveness of this approach as part of its annual review of its charter.

The Committee will consider recommendations for director nominees made by shareholders and others if these individuals meet the criteria set forth in the Director Nominating Process and Policy. For consideration by the Committee, the nominating shareholder or other person must provide the Corporate Secretary's Office with information about the nominee, including the detailed background of the suggested candidate that will demonstrate how the individual meets the Company's director nomination criteria. If a candidate proposed by a shareholder meets the criteria, the individual will be considered on the same basis as other candidates. No shareholder or shareholders holding 5% or more of the Company's outstanding stock, either individually or in aggregate, recommended a nominee for election to the Board.

All of the nominees included on the proxy card accompanying this proxy statement were nominated by the Corporate Governance and Nominating Committee and were recommended by the Company's current Board.

During the fiscal year ended September 30, 2010, the Corporate Governance and Nominating Committee met one (1) time. A copy of the Corporate Governance and Nominating Committee charter is available on our website at www.timberline-resources.com.

Board Leadership Structure

The Board has reviewed our company's current Board leadership structure in light of the composition of the Board, the company's size, the nature of the company's business, the regulatory framework under which the company operates, the company's shareholder base, the Company's peer group and other relevant factors. Considering these factors the Company has determined to have a separate Chief Executive Officer and Chairman of the Board, which is our Executive Chairman. However, our Executive Chairman is not independent and is our Vice President of Exploration. We have determined that this structure is currently the most appropriate Board leadership structure for our company. The Board noted the following factors in reaching its determination:

- The Board acts efficiently and effectively under its current structure.

- A structure of a Chief Executive Officer and a combined Chairman/Vice President is in the best position to be aware of major issues facing the company on a day-to-day and long-term basis, and is in the best position to identify key risks and developments facing the company to be brought to the Board's attention.

- This structure eliminates the potential for confusion and duplication of efforts, including among employees.

- Companies within the Company's peer group utilize similar Board structures.

The Company does not have a lead independent director. Given the size of the Board, the Board believes that the presence of six independent directors out of the eight directors on the Board, which independent directors sit on the Board's committees, is sufficient independent oversight of the Chairman and Chief Executive Officer. The independent directors work well together in the current board structure and the Board does not believe that selecting a lead independent director would add significant benefits to the Board oversight role.

The Board of Director's Role in Risk Management Oversight

The understanding, identification and management of risk are essential elements for the successful management of the Company. Risk oversight begins with the Board of Directors and the Audit Committee. The Audit Committee consists of James Moore (Chairman), Robert Martinez, and Vance Thornsberry, each an independent director.

The Audit Committee reviews and discusses policies with respect to risk assessment and risk management. The Audit Committee also has oversight responsibility with respect to the integrity of the Company's financial reporting process and systems of internal control regarding finance and accounting, as well as its financial statements.

At the management level, an internal audit provides reliable and timely information to the Board and management regarding the company's effectiveness in identifying and appropriately controlling risks. Annually, management presents to the Audit Committee a report summarizing the review of the company's methods for identifying and managing risks.

Additionally, our Corporate Governance and Nominating Committee reviews the risks related to succession planning and the independence of the Board of Directors. The Compensation Committee reviews the risks related to our various compensation plans.

In the event that a committee is allocated responsibility for examining and analyzing a specific risk, such committee reports on the relevant risk exposure during its regular reports to the entire Board of Directors to facilitate proper risk oversight by the entire Board of Directors.

Based on a review of the nature of operations, we do not believe that any areas of the Company are incented to take excessive risks that would likely have a material adverse effect on our operations.

EXECUTIVE COMPENSATION

The following summary compensation tables set forth information concerning the annual and long-term compensation for services in all capacities to the Company for the year ended September 30, 2010 of those persons who were, at September 30, 2010 (i) the chief executive officer (Randal Hardy) and (ii) the two other most highly compensated executive officers of the Company, whose annual base salary and bonus compensation was in excess of $100,000 (Paul Dircksen—Executive Chairman and Vice President of Timberline, Craig Crowell---Chief Accounting Officer):

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards[8] ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Randal Hardy, Chief Executive Officer and Chief Financial Officer	2010	181,167	0	0	106,000[1]	0	0	4,991[7]	292,158
	2009	162,000	0	19,750[2]	251,700[3]	0	0	4,310[7]	437,760
Paul Dircksen, Executive Chairman and Vice President	2010	202,000	0	0	106,000[1]	0	0	3,587[7]	311,587
	2009	162,000	0	19,750[2]	186,900[4]	0	0	3,760[7]	372,410
Craig Crowell, Chief Accounting Officer	2010	137,500	0	0	26,500[5]	0	0	3,587[7]	167,587
	2009	125,000	0	0	46,460[6]	0	0	3,760[7]	175,220

(1)   200,000 stock option awards, with an exercise price of $0.82 per share. The option awards vested immediately. None of the option awards, valued for accounting purposes at $106,000, were exercised or sold and no benefit or gain was recognized by Mr. Hardy or Mr. Dircksen thereon.

(2)   25,000 shares of common stock awarded in August 2009 at a fair market value of $0.79 equal to the closing price of the Company's stock on the date of grant.

(3)   740,000 stock option awards, with exercise prices ranging from $0.33 to $0.57 per share. Vesting dates for the option awards range from December 2008 through December 2010. None of the option awards, valued for accounting purposes at $251,700, were exercised or sold and no benefit or gain was recognized by Mr. Hardy thereon.

(4)   620,000 stock option awards, with exercise prices ranging from $0.33 to $0.57 per share. Vesting dates for the option awards range from December 2008 through December 2010. None of the option awards, valued for accounting purposes at $186,900, were exercised or sold and no benefit or gain was recognized by Mr. Dircksen thereon.

(5)   50,000 stock option awards, with an exercise price of $0.82 per share. The option awards vested immediately. None of the option awards, valued for accounting purposes at $26,500, were exercised or sold and no benefit or gain was recognized by Mr. Crowell thereon.

(6)   149,000 stock option awards, with exercise prices ranging from $0.33 to $0.57 per share. Vesting dates for the option awards range from December 2008 through December 2010. None of the option awards, valued for accounting purposes at $46,460, were exercised or sold and no benefit or gain was recognized by Mr. Crowell thereon.

(7)   Employee portion of health insurance benefits paid by the Company on the employee's behalf.

(8)   Option awards are valued using the Black-Scholes method in accordance with FASB ASC Topic 718. For additional information on the assumptions underlying the valuation of the Company's stock options, please refer to Note 15 of the Company's consolidated financial statements included in its Annual Report on Form 10-K.

Executive Compensation Agreements and Summary of Executive Compensation

Report on Executive Compensation

During the year ended September 30, 2010, the Company's Board and the Company's Compensation Committee, was responsible for establishing a compensation policy and administering the compensation programs of our executive officers.

The amount of compensation paid by the Company to each of our officers and the terms of those persons' employment is determined by the Compensation Committee. The Compensation Committee evaluates past performance and considers future incentive and retention in considering the appropriate compensation for the Company's officers. The Company believes that the compensation paid to the Company's directors and officers is fair to the Company.

Our Compensation Committee believes that the use of direct stock awards is at times appropriate for employees, and in the future intends to use direct stock awards to reward outstanding service or to attract and retain individuals with exceptional talent and credentials. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of our stockholders. In this regard, on July 22, 2010, our Compensation Committee and the Board of Directors authorized the issuance of 1,285,000 stock option awards. The following stock option issuances were made in the normal course of business: 200,000 options to Paul Dircksen; 200,000 to Randal Hardy; 50,000 to Craig Crowell and 75,000 options each to our directors at that time; Eric Klepfer, Ron Guill, Jim Moore, Vance Thornsberry and Robert Martinez. An additional 460,000 options were granted to non-executive employees. All options issued are exercisable at $0.82 until July 22, 2015, with all options vesting immediately on the grant date.

Executive Compensation Agreements

Dircksen Employment Agreement

Mr. Dircksen entered into a three year employment with us, effective May 1, 2006, to become our Vice President of Exploration. Pursuant to the terms of this agreement, he will function as and perform the customary duties of Vice President of Exploration and a member of the Company's Board. His compensation includes an annual salary of $210,000, fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year, automobile benefits (encompassing a Company truck) and performance benefits and incentives. Regarding the performance benefits and incentives, the agreement called for the issuance of 50,000 shares of our common stock as a signing bonus, and the issuance of 500,000 incentive stock options with an exercise price of $.75 per share. These signing bonus shares and the incentive stock options were issued pursuant to this agreement. In the event of a change of control, if Mr. Dircksen's employment is terminated by the Company without Manifest Cause or by Mr. Dircksen for Good Reason, he will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay. Mr. Dircksen is permitted to engage in other business activities. Good Reason is defined in the Dircksen employment agreement to mean a reduction in his compensation, title or level of responsibility, a forced relocation or other change to the terms of his employment, or a change of control of the Company. Manifest cause is defined as a felony conviction, a gross and willful failure to perform his duties, or dishonest conduct which is intentional and materially injurious to the Company.

The Company issued the 50,000 shares due as a signing bonus on June 21, 2006 and the 500,000 incentive stock options on March 15, 2006.

Prior to May 1, 2006, Mr. Dircksen had a consulting arrangement with us to provide services related to geologic evaluation and marketing of the Company's mineral properties. Under this arrangement, he received payment of $400 per day or $50 per hour.

Hardy Employment Agreement

In connection with his appointment, Mr. Hardy entered into an employment agreement with us, effective August 27, 2007. A brief description of the material terms of this agreement are as follows: the term is three years, with a provision for mutually agreed upon annual renewals thereafter. It can be terminated by us for cause (without notice), without cause (with three months' notice) or upon a takeover, acquisition or change in control. Mr. Hardy is to act as both Chief Executive and Financial Officer until such time as a new Chief Financial Officer is appointed. Thereafter, he will remain as Chief Executive Officer during the term of his employment.   His compensation includes: an annual salary of $185,000, payment or reimbursement of up to $12,000 per year of premiums for health insurance coverage for him and his family, and reimbursement of Mr. Hardy's personal automobile related expenses. In addition to salary and fringe benefits, Mr. Hardy shall be entitled to receive performance bonuses and other incentive compensation as authorized by the Board of Directors. Per the agreement, Mr. Hardy was granted 10,000 shares of our restricted common stock as a "signing bonus", and incentive stock options to purchase 200,000 shares of our restricted common stock (at the closing stock price on the effective date of the agreement, August 27, 2007) pursuant to our Amended 2005 Stock Incentive Plan. In the event of a change of control, if Mr. Hardy's employment is terminated by the Company without Manifest Cause or by Mr. Hardy for Good Reason, he will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay. Good Reason is defined in the Hardy employment agreement to mean a reduction in his compensation, title or level of responsibility, a forced relocation or other change to the terms of his employment, or a change of control of the Company. Manifest cause is defined as a felony conviction, a gross and willful failure to perform his duties, or dishonest conduct which is intentional and materially injurious to the Company.

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth the stock options granted to our named executive officers as of September 30, 2010. No stock appreciation rights were awarded.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Securities Unearned Shares, Units or Other Rights That have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($)
Randal Hardy[1]	290,000	145,000	0	$0.33	12/19/2013				
	305,000	0	0	$0.57	8/31/2014				
	200,000	0	0	$0.82	7/22/2015	0	$0.00	0	$0.00
Paul Dircksen[2]	333,333	0	0	$0.75	3/14/2011				
	290,000	145,000	0	$0.33	12/19/2013				
	185,000	0	0	$0.57	8/31/2014				
	200,000	0	0	$0.82	7/22/2015	0	$0.00	0	$0.00
Craig Crowell[3]	50,000	0	0	$2.05	9/3/2013				
	66,667	33,333	0	$0.33	12/19/2013				
	49,000	0	0	$0.57	8/31/2014				
	50,000	0	0	$0.82	7/22/2015	0	$0.00	0	$0.00

(1) Randal Hardy's unexercisable $0.33 options vest at a rate of 33% annually, with the remaining unexercisable options vesting in December 2010.

(2) Paul Dircksen's unexercisable $0.33 options vest at a rate of 33% annually, with the remaining unexercisable options vesting in December 2010.

(3) Craig Crowell's unexercisable $0.33 options vest at a rate of 33% annually, with the remaining unexercisable options vesting in December 2010.

Retirement, Resignation or Termination Plans

We sponsor no plan, whether written or verbal, that would provide compensation or benefits of any type to an executive upon retirement, or any plan that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company. Specific executive employment agreements described above do, however, provide that in the event of a change of control, if the executive's employment is terminated by the Company without Manifest Cause or by the executive for Good Reason, as such terms are defined in their respective employment agreements, the executive will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay.

Timberline Drilling, our wholly owned subsidiary, does maintain a Supplemental Executive Retirement Plan (SERP), which is funded by insurance and covers Paul Dircksen.

The Supplemental Income Agreement ("Agreement" for purposes of this paragraph) between Timberline Drilling, Inc. (formerly known as Kettle Drilling, Inc.) and Paul Dircksen provides for the payment of deferred compensation to Mr. Dircksen upon his death, Disability, Retirement or Early Retirement, or upon a Change in Control as defined in Regulations issued by the Internal Revenue Service under IRC Section 409A. If Mr. Dircksen remains actively and continuously employed on a full time basis until his Retirement (defined as his voluntary termination of employment on or after attaining age 65) or his death, Mr. Dircksen will be paid $100,000 pursuant to the Agreement. If Mr. Dircksen remains actively and continuously employed on a full time basis until his Early Retirement (defined as his voluntary termination of employment after attaining age 60 and before attaining age 65) or his Disability (as defined in the Agreement) he will be paid each year for ten years an amount equal to 5% of the cash surrender value of the life insurance policy funding the Agreement (the "Policy"). Upon a Change in Control, the Policy will be distributed to Mr. Dircksen and the Agreement will be terminated, with no further obligations on the part of the Company.

DIRECTOR COMPENSATION

The following table sets forth the stock options granted to our directors during the fiscal year ended September 30, 2010. Compensation to directors that are also executive officers is detailed above and is not included on this table.

Name	Fees Earned or Paid in Cash[4] ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Vance Thornsberry	13,500	0	39,750[1]	0	0	0	53,250
Ron Guill	13,500	0	39,750[1]	0	0	0	53,250
Jim Moore	13,000	0	39,750[1]	0	0	0	52,750
Eric Klepfer	15,500	0	39,750[1]	0	0	0	55,250
Robert Martinez	8,000	0	110,750[2]	0	0	0	118,750
David Poynton	625	0	74,000[3]	0	0	0	74,625

(1) 75,000 stock option awards, with an exercise price of $0.82 per share. The valuation of the option award is calculated using the Black-Scholes method in accordance with FASB ASC Topic 718. The option awards vested immediately.
(2) 175,000 stock option awards, with exercise prices ranging from $0.82 to $1.04 per share. The valuation of the option awards are calculated using the Black-Scholes method in accordance with FASB ASC Topic 718. The option awards vested immediately.
(3) 100,000 stock option awards, with an exercise price of $1.10 per share. The valuation of the option award is calculated using the Black-Scholes method in accordance with FASB ASC Topic 718. The option awards vested immediately.
(4) See Compensation of Directors, below, for a description of cash compensation paid to Directors.

Compensation of Directors

Directors of the Company who are not also executive officers receive cash compensation of $7,500 per year, prorated if the individual did not serve as a Director for the entire fiscal year, along with $1,000 for each Board meeting attended. Committee members receive $1,000 per fiscal year, with the chairperson of each committee receiving an additional $500 per fiscal year. Directors that are also executive officers receive no monetary compensation for serving as a Director. Directors are also granted non-qualified stock options and stock awards as compensation.

OTHER GOVERNANCE MATTERS

Code of Business and Ethical Conduct

We have adopted a corporate Code of Business and Ethical Conduct administered by our Chief Executive Officer, Randal Hardy. We believe our Code of Business and Ethical Conduct is reasonably designed to deter wrongdoing and promote honest and ethical conduct, to provide full, fair, accurate, timely and understandable disclosure in public reports, to comply with applicable laws, to ensure prompt internal reporting of code violations, and to provide accountability for adherence to the code. Our Code of Business and Ethical Conduct provides written standards that are reasonably designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the Commission and in other public communications made by an issuer;
- Compliance with applicable governmental laws, rules and regulations; and

- The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
- Accountability for adherence to the code.

Our Code of Business and Ethical Conduct is available on our web site at www.timberline-resources.com. A copy of the Code of Business and Ethical Conduct will be provided to any person without charge upon written request to the Company at its executive offices: Timberline Resources Corporation, 101 East Lakeside Avenue, Coeur d'Alene, Idaho 83814. We intend to disclose any waiver from a provision of our code of ethics that applies to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of our code of ethics on our website. No waivers were granted from the requirements of our Code of Business and Ethical Conduct during the year ended September 30, 2009, or during the subsequent period from October 1, 2009 through the date of this proxy statement.

Compensation Interlocks and Insider Participation

There were no compensation committee or board interlocks among the members of our Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors, and persons who beneficially own more than 10% of the Company's common stock ("10% Stockholders"), to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Such officers, directors and 10% Stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal year ended September 30, 2010, all filing requirements applicable to its officers, directors and greater than 10% percent beneficial owners were complied with, except for the following:

NAME & NATURE OF AFFILIATION	LATE REPORTS	REPORTS NOT FILED
Paul Dircksen, Executive Chairman; Vice President, Exploration	Form 4 (one)	N/A
Randal Hardy, Chief Executive Officer; Chief Financial Officer; Director	Form 4 (one)	N/A
Craig Crowell, Chief Accounting Officer	Form 4 (one)	N/A
Vance Thornsberry, Director	Form 4 (one)	N/A
Eric Klepfer, Director	Form 4 (one)	N/A
Jim Moore, Director	Form 4 (one)	N/A
Ron Guill, Director	Form 4 (one)	N/A
Robert Martinez, Director	Form 4 (one)	N/A
David Poynton, Director	Form 4 (one)	N/A

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following tables set forth information as of January 21, 2011, regarding the ownership of our common stock by:

- each named executive officer, each director and all of our directors and executive officers as a group; and
- each person who is known by us to own more than 5% of our shares of common stock

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 55,803,193 shares of common stock outstanding as of January 21, 2011.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares subject to options that are exercisable within 60 days following January 21, 2011 are deemed to be outstanding and beneficially owned by the optionee for the purpose of computing share and percentage ownership of that optionee but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

DIRECTORS AND EXECUTIVE OFFICERS

Title of Class	Name of Beneficial Owner	Number of Shares of Common Stock/Common Shares Underlying Derivative Securities Beneficially Owned	Percentage of Common Shares**
Common Stock	Paul Dircksen(b)(1) Executive Chairman; Vice President, Exploration	530,691 / 1,153,333	2.96%
Common Stock	Randal Hardy(b)(2) Chief Executive Officer; Chief Financial Officer; Director	75,000 / 940,000	1.79%
Common Stock	Craig Crowell (3) Chief Accounting Officer	15,500 / 249,000	*
Common Stock	Vance Thornsberry(a)(4) Director	25,000 / 425,000	*
Common Stock	Eric Klepfer(a)(5) Director	93,535 / 395,000	*
Common Stock	Ron Guill (a)(6) Director	5,561,342 / 3,758,333	15.65%
Common Stock	James Moore (a)(7) Director	8,594 / 325,000	*
Common Stock	Robert Martinez (a)(8) Director	- / 175,000	*
Common Stock	David Poynton (a)(9) Director	- / 100,000	*
Common Stock	Total Directors and Executive Officers as a group (9 persons)	6,309,662 / 7,520,666	21.84%

5% STOCKHOLDERS

Title of Class	Name and Address of Beneficial Owner	Number of Shares of Common Stock/Common Shares Underlying Derivative Securities Beneficially Owned	Percentage of Common Shares**
Common Stock	None		

---

* less than 1%.

** The percentages listed for each shareholder are based on 55,803,193 shares outstanding as of January 21, 2011 and assume the exercise by that shareholder only of his entire option exercisable within 60 days of January 21, 2011.

(a)   Director only

(b)   Officer and Director

(1)   A vested option to purchase 333,333 shares at $.75 per share was granted to this shareholder on May 1, 2006 which expire on May 1, 2011. A vested option to purchase 435,000 shares was granted to this shareholder on December 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013. A vested option to purchase 185,000 shares was granted to this shareholder on August 31, 2009 with an exercise price of $0.57 per share and an expiration date of August 31, 2014. A vested option to purchase 200,000 shares was granted to this shareholder on July 22, 2010 with an exercise price of $0.82 per share and an expiration date of July 22, 2015.

(2)   20,000 shares are held in an IRA account. A vested option to purchase 435,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013. A vested option to purchase 305,000 shares was granted to this shareholder on August 31, 2009 with an exercise price of $0.57 per share and an expiration date of August 31, 2014. A vested option to purchase 200,000 shares was granted to this shareholder on July 22, 2010 with an exercise price of $0.82 per share and an expiration date of July 22, 2015.

(3)   15,500 shares are held in a Rollover IRA account. A vested option to purchase 50,000 shares was granted to this shareholder on September 3, 2008 with an exercise price of $2.05 per share and an expiration date of September 3, 2013. A vested option to purchase 100,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013. A vested option to purchase 49,000 shares was granted to this shareholder on August 31, 2009 with an exercise price of $0.57 per share and an expiration date of August 31, 2014. A vested option to purchase 50,000 shares was granted to this shareholder on July 22, 2010 with an exercise price of $0.82 per share and an expiration date of July 22, 2015.

(4)   A vested option to purchase 50,000 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 100,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 150,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013. A vested option to purchase 50,000 shares was granted to this shareholder on August 31, 2009 with an exercise price of $0.57 per share and an expiration date of August 31, 2014. A vested option to purchase 75,000 shares was granted to this shareholder on July 22, 2010 with an exercise price of $0.82 per share and an expiration date of July 22, 2015.

(5)   A vested option to purchase 20,000 shares was granted to this shareholder on August 15, 2006 with an exercise price of $0.75 per share and an expiration date of August 14, 2011. A vested option to purchase 50,000 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 100,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 100,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013. A vested option to purchase 50,000 shares was granted to this shareholder on August 31, 2009 with an exercise price of $0.57 per share and an expiration date of August 31, 2014. A vested option to purchase 75,000 shares was granted to this shareholder on July 22, 2010 with an exercise price of $0.82 per share and an expiration date of July 22, 2015.

(6)   5,536,342 of the shares are beneficially owned by Mr. Guill and his wife, Stacey Guill. A vested option to purchase 50,000 shares of common stock was granted to this shareholder on October 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 100,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 150,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013. A vested option to purchase 50,000 shares was granted to this shareholder on August 31, 2009 with an exercise price of $0.57 per share and an expiration date of August 31, 2014. A vested option to purchase 75,000 shares was granted to this shareholder on July 22, 2010 with an exercise price of $0.82 per share and an expiration date of July 22, 2015. Small Mine Development (SMD), a company wholly owned by Mr. Guill, holds a $5 million term note due April 30, 2012, convertible at any time at $1.50 per share into 3,333,333 common shares of the Company.

(7)   A vested option to purchase 100,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 100,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013. A vested option to purchase 50,000 shares was granted to this shareholder on August 31, 2009 with an exercise price of $0.57 per share and an expiration date of August 31, 2014. A vested option to purchase 75,000 shares was granted to this shareholder on July 22, 2010 with an exercise price of $0.82 per share and an expiration date of July 22, 2015.

(8)   A vested option to purchase 100,000 shares was granted to this shareholder on February 25, 2010 with an exercise price of $1.04 per share and an expiration date of February 25, 2015. A vested option to purchase 75,000 shares was granted to this shareholder on July 22, 2010 with an exercise price of $0.82 per share and an expiration date of July 22, 2015.

(9)   A vested option to purchase 100,000 shares was granted to this shareholder on August 27, 2010 with an exercise price of $1.10 per share and an expiration date of August 27, 2015.

It is believed by us that all persons named have full voting and investment power with respect to the shares indicated, unless otherwise noted in the table and the footnotes thereto. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

Change in Control

We are not aware of any arrangement that might result in a change in control in the future. We have no knowledge of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in our control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reportable transactions with related parties, including named security holders, during the two fiscal years ended September 30, 2010 and 2009 are as follows.

Except as indicated herein, no officer, director, promoter, or affiliate of Timberline has or proposes to have any direct or indirect material interest in any asset acquired or proposed to be acquired by Timberline through security holdings, contracts, options, or otherwise. In cases where we have entered into such related party transactions, we believe that we have negotiated consideration or compensation that would have been reasonable if the party or parties were not affiliated or related.

Ron Guill and SMD Financing

On October 31, 2008, the Company entered into a convertible note (as described below) with SMD, a company owned by Mr. Guill. The note was made for a principal amount of $5 million dollars and is convertible into the Company's common stock, as described below. The Company used the proceeds of the note to pay off, in part, the $8.0 million loan (plus any applicable interest) previously provided to the Company by Auramet Trading, LLC ("Auramet") and described in the Company's Form 8-K filed on July 3, 2008 (such loan is hereafter referred to as the "Auramet Loan") and for general working capital purposes.

The Convertible Term Note

On October 31, 2008, the Company entered into a series of agreements with SMD in connection with a $5 million loan from SMD. The loan documents included: a convertible note (the "Convertible Term Note"), a credit agreement (the "Credit Agreement"), a collateral assignment and pledge of stock and security agreement (the "Pledge Agreement"), a security agreement (the "Security Agreement") and a right of first refusal over the Company's Butte Highlands property (the "Right of First Refusal").

The Convertible Term Note has a principal amount of $5.0 million and is secured pursuant to the Security Agreement by a pledge of all of the stock of Timberline Drilling, Inc. ("TDI"), a wholly-owned Company subsidiary incorporated in Idaho, pursuant to the Pledge Agreement, the shares of which were previously pledged to Auramet but were released upon payment of the Auramet Loan on October 31, 2008, and a deed of trust to be entered into covering the Company's Butte Highlands property in Silver Bow county, Montana (the "Butte Highlands Property").

Pursuant to the terms of the Credit Agreement, the Convertible Term Note bears interest at 10% annually, compounded monthly, with interest payments due at maturity. The Convertible Term Note is convertible by SMD at any time prior to payment of the note in full, at a conversion price of $1.50 per share. SMD may also convert all or any portion of the outstanding amount under the Convertible Term Note into any equity security other than the Company's common stock issued by the Company at the issuance price. The Convertible Term Note must be repaid on or before October 31, 2010, and may be prepaid in whole or in part at any time without premium or penalty. If the Company defaults on the Convertible Term Note or any of the related agreements, SMD may declare the Convertible Term Note immediately due and payable, and the Company must pay SMD an origination fee in the amount of $50,000.

In June 2010, SMD agreed to extend the Maturity Date of the Convertible Term Note to on or before April 30, 2012. All interest accrued through June 30, 2010 was paid by the Company to SMD at that time. The Company also paid a $50,000 extension fee to SMD in consideration for the extension of the Convertible Term Note. The Convertible

Term Note was also amended to require interest accrued subsequent to June 30, 2010 to be paid by the Company to SMD monthly, rather than accruing interest to maturity. All other terms of the loan were unchanged.

Under the Right of First Refusal, the Company granted SMD a right of first refusal to purchase the Butte Highlands Property on the same terms as those of any bona fide offer from a third-party upon 60 days' notice from the Company of any such offer. In addition, the Company granted SMD a right to develop the Butte Highlands Property on the same terms as those of any bona fide offer to develop the property from a third-party upon 60 days' notice from the Company of any such offer.

Butte Highlands Joint Venture

On October 27, 2008 the Company announced it had entered into discussions with Mr. Guill to form a 50/50 joint venture with SMD at Timberline's 100-percent owned Butte Highlands Gold Project.

On July 22, 2009, the Company entered into an Operating Agreement with Highland Mining, LLC ("Highland"), an affiliate of SMD, to form a 50/50 joint venture for development and mining of the Company's Butte Highlands Gold Project. Under the terms of the operating agreement, the Company will contribute its Butte Highlands property to BHJV for a deemed value of $2 million, and Highland will contribute property and fund all future mine development costs. Both the Company's and Highland's share of costs will be paid out of proceeds from future mine production.

Mr. Guill, a director of the Company and an owner of Highland, will be the manager of BHJV until such time as all mine development costs less $2 million are distributed to Highland. At that time, a management committee will be formed with equal representation from Highland and the Company. Under the terms of the Operating Agreement, Highland will have preferential rights with respect to distributions until the investment by the Company is deemed equal to the investment by Highland.

Policy for Review of Related Party Transactions

The Company has a policy for the review of transactions with related persons as set forth in the Company's Audit Committee Charter and internal practices. The policy requires review, approval or ratification of all transactions in which the Company is a participant and in which any of the Company's directors, executive officers, significant shareholders or an immediate family member of any of the foregoing persons has a direct or indirect material interest, subject to certain categories of transactions that are deemed to be pre-approved under the policy - including employment of executive officers, director compensation (in general, where such transactions are required to be reported in the Company's proxy statement pursuant to SEC compensation disclosure requirements), as well as certain transactions where the amounts involved do not exceed specified thresholds. All related party transactions must be reported for review by the Audit Committee of the Board of Directors pursuant to the Audit Committee's charter and the rules of the NYSE Amex.

Following its review, the Audit Committee determines whether these transactions are in, or not inconsistent with, the best interests of the Company and its shareholders, taking into consideration whether they are on terms no less favorable to the Company than those available with other parties and the related person's interest in the transaction. If a related party transaction is to be ongoing, the Audit Committee may establish guidelines for the Company's management to follow in its ongoing dealings with the related person.

Our policy for review of transactions with related persons was followed in all of the transactions set forth above and all such transactions were reviewed and approved in accordance with our policy for review of transactions with related persons.

EQUITY COMPENSATION PLANS

The following summary information is presented as of September 30, 2010.

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	6,203,641[1]	$0.96	1,769,689
Equity compensation plans not approved by security holders			
TOTAL	6,203,641[1]	$0.96	1,769,689

(1) In February 2005, our Board adopted the 2005 Equity Incentive Plan which was approved by shareholders on September 23, 2005. This plan authorizes the granting of up to 750,000 non-qualified 10 year stock options to Officers, Directors and consultants. In August 2006, the Board adopted the Amended 2005 Equity Incentive Plan which was approved by shareholders on September 22, 2006. This amended plan increases the number of non-qualified 10 year stock options that are authorized to be issued to Officers, Directors and consultants to 2,750,000. On August 22, 2008, our shareholders approved a proposal for the increase in the total number of shares of common stock that may be issued pursuant to awards granted under the original 2005 Plan as previously amended. Following the increase, the plan provides for 7,000,000 shares of common stock for awards under the plan. On May 28, 2010, our shareholders approved a proposal for the increase in the total number of shares of common stock that may be issued pursuant to awards granted under the original 2005 Plan as previously amended. Following the increase, the plan provides for 10,000,000 shares of common stock for awards under the plan.

As to the options granted to date, there were 1,277,003 exercised during the year ended September 30, 2010. For the year ended September 30, 2009, 75,000 options were exercised.

PROPOSAL 2 — ADVISORY VOTE REGARDING EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), enables our stockholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with applicable SEC rules.

Our goal for our executive compensation program is to attract, motivate and retain a talented team of executives who will provide leadership for our success, and thereby increase stockholder value. We believe that our executive compensation program satisfies this goal and is strongly aligned with the long-term interests of our stockholders. Please see the section "Executive Compensation" and the related compensation tables above for additional details about our executive compensation programs, including information about the fiscal 2010 compensation of our named executive officers.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the stockholders of Timberline Resources Corporation approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the our Proxy Statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC."

This say-on-pay vote is advisory, and therefore, is not binding on us, the Compensation Committee or our Board of Directors. Our Board of Directors and our Compensation Committee value the opinions of our stockholders, and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider the results of the vote in future compensation deliberations.

Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on executive compensation matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal Two if you want your broker to vote your shares on the matter.

Recommendation of the Board

The Board recommends that the stockholders vote "FOR" the resolution approving the compensation of our named executive officers as disclosed in this proxy statement.

PROPOSAL 3 — ADVISORY VOTE ON EXECUTIVE COMPENSATION FREQUENCY PROPOSAL

Under the Dodd-Frank Act, public companies are generally required to include in their proxy solicitations at least once every six years an advisory vote on whether an advisory vote on executive compensation (such as the say-on-pay proposal that is included in Proposal Two) should occur every one, two or three years. It is management's belief, and the Board's recommendation, that this advisory vote should occur every three years.

We believe we have effective executive compensation practices, as described in more detail elsewhere in this proxy statement. The Board believes that providing our stockholders with an advisory vote on executive compensation every three years will encourage a long-term approach to evaluating our executive compensation policies and practices, consistent with the Compensation Committee's long-term philosophy on executive compensation. In contrast, focusing on executive compensation over an annual or biennial period would focus on short-term results rather than long-term value creation, which is inconsistent with our compensation philosophy, and could be detrimental to us, our employees and our financial results.

Moreover, the Board does not believe that a short review cycle will allow for a meaningful evaluation of our performance against its compensation practices, as any adjustment in pay practices would take time to implement and be reflected in the Company's financial performance and in the price of our stock. As a result, an advisory vote on executive compensation more frequently than every three years would not, in our judgment, allow stockholders to compare executive compensation to our performance.

Lastly, we believe that conducting an advisory vote on executive compensation every three years would allow us adequate time to compile meaningful input from stockholders on our pay practices and respond appropriately. This would be more difficult to do on an annual or biennial basis, and we believe that both we and our stockholders would benefit from having more time for a thoughtful and constructive analysis and review of our compensation policy.

For the above reasons, the Board recommends that stockholders vote to hold an advisory vote on executive compensation every three years.

You may cast your vote on your preferred voting frequency by choosing the option of three years, two years, one year, or you may abstain from voting when you vote in response to the resolution set forth below.

> "RESOLVED, that the option of once every three years, two years, or one year, that receives the highest number of votes cast for this resolution will be determined to be the stockholders' preferred frequency with which Timberline Resources Corporation is to hold a stockholder advisory vote regarding the executive compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules."

The option of three years, two years or one year that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on the compensation of our named executive officers that has been selected by stockholders. However, because the vote on this Proposal Three is only advisory in nature and is not binding on the Board or us, the Board may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on the compensation of our named executive officers more or less frequently than the option approved by our stockholders.

Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on executive compensation matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal Three if you want your broker to vote your shares on the matter.

Recommendation of the Board

The Board of Directors recommends that our stockholders vote to hold an advisory vote on the compensation of our named executive officers every three years.

PROPOSAL 4 — RATIFICATION OF
THE APPOINTMENT OF THE
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

What am I voting on?

The Audit Committee has selected DeCoria, Maichel & Teague P.S. to be the Company's Independent Registered Public Accounting Firm for the current fiscal year ending September 30, 2011.

This proposal seeks shareholder ratification of the appointment of DeCoria, Maichel & Teague P.S..

Will a representative of DeCoria, Maichel & Teague P.S. be present at the Annual Meeting?

The Company does not expect that a representative of DeCoria, Maichel & Teague P.S. will be present at the Annual Meeting.

INFORMATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DeCoria, Maichel & Teague P.S. was the Independent Registered Public Accounting Firm for the Company in the fiscal year ended September 30, 2010.

Our financial statements have been audited by DeCoria, Maichel & Teague P.S., independent registered public accounting firm, for the years ended September 30, 2010 through September 30, 2006.

The following table sets forth information regarding the amount billed to us by our independent auditor, DeCoria, Maichel & Teague P.S. for our two fiscal years ended September 30, 2010 and 2009, respectively:

	Years Ended September 30	
	2010	**2009**
Audit Fees	$119,996	$153,582
Audit Related Fees	$13,143	$6,417
Tax Fees	$11,148	$10,000
All Other Fees	$0	$0
Total	$144,287	$169,999

Audit Fees

Consist of fees billed for professional services rendered for the audit of our financial statements and review of interim consolidated financial statements included in quarterly reports and services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees".

Tax Fees

Consist of fees billed for professional services for tax compliance, tax advice and tax planning. These services include preparation of federal and state income tax returns.

All Other Fees

Consist of fees for product and services other than the services reported above.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The Audit Committee has adopted procedures requiring the Audit Committee to review and approve in advance, all particular engagements for services provided by the Company's independent auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for 2010 were pre-approved by the Audit Committee. The Audit Committee reviews with DeCoria, Maichel & Teague P.S. whether the non-audit services to be provided are compatible with maintaining the auditor's independence.

The Board recommends a vote FOR the ratification of the appointment of the independent registered public accounting firm. All proxies executed and returned without an indication of how shares should be voted will be voted FOR the ratification of the appointment of the independent registered public accounting firm.

<center>OTHER MATTERS</center>

As of the date of this Proxy Statement, management does not know of any other matter that will come before the meeting.

<center>EXHIBITS</center>

1.   Form of Proxy Card

By Order of the Board of Directors,

Craig Crowell
Secretary

Timberline Resources Corporation
101 East Lakeside Avenue
Coeur D'Alene, Idaho 83814
January 25, 2011

Please sign and return the enclosed form of proxy promptly. If you decide to attend the meeting, you may, if you wish, revoke the proxy and vote your shares in person.

Exhibit 1 – Form of Proxy Card


ANNUAL MEETING OF STOCKHOLDERS OF
TIMBERLINE RESOURCES CORPORATION


The undersigned appoints <u>Paul Dircksen</u>, Executive Chairman and VP Exploration, or <u>Randal Hardy</u>, Chief Executive Officer, of Timberline Resources Corporation with full power of substitution, the attorney and proxy of the undersigned, to attend the annual meeting of shareholders of Timberline Resources Corporation, to be held March 21, 2011 beginning at 2:00PM, Pacific Standard Time, at the Hampton Inn & Suites, 1500 W. Riverstone Dr., Coeur d'Alene, Idaho, 83814, and at any adjournment thereof, and to vote the stock the undersigned would be entitled to vote if personally present, on all matters set forth in the proxy statement sent to shareholders, a copy of which has been received by the undersigned, as follows:


PROXY SOLICITED BY THE BOARD OF DIRECTORS


	COMPANY NUMBER	
MAIL – Sign, date and mail your proxy card in the envelope provided as soon as possible		
	ACCOUNT NUMBER	
FACSIMILE - Sign, date and fax your proxy card to Corporate Secretary at (208) 664-4860		
INTERNET – Cast your vote at https://secure.corporatestock.com/vote.php	CUSIP NUMBER	887133106


PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒


The Board of Directors Recommends a Vote "FOR ALL NOMINEES" in Item 1.	**The Board of Directors Recommends a Vote "FOR" Items 2 and 4, and aVote for "EVERY THREE YEARS" in Item 3.**

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES*

NOMINEES
○ Paul Dircksen
○ Randal Hardy
○ Vance Thornsberry
○ Eric Klepfer
○ Ron Guill
○ James Moore
○ Robert Martinez
○ David Poynton

Vote FOR an individual nominee by filling in the appropriate circle above

INSTRUCTION: By marking "Withhold Authority for All Nominees" your shares will not be voted FOR or AGAINST any Nominee. However, your shares will still be counted for the purposes of establishing quorum at the annual meeting.

INSTRUCTION: **To withhold authority to vote for any individual nominee(s), strike through the name of the individual nominee(s).**

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To change the address on your account, please check this box ☐ and indicate your new address in the space below. Please note that changes to the registered name(s) on the account may not be submitted via this method.

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Item 2. Advisory (non-binding) vote on the compensation of named executive officers.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Item 3. Advisory (non-binding) vote on the frequency of future advisory votes on the compensation of named executive officers

EVERY ONE YEAR ☐
EVERY TWO YEARS ☐
EVERY THREE YEARS ☐
ABSTAIN ☐

Item 4. Ratification of the appointment of Independent Registered Public Accounting Firm.

FOR	AGAINST	ABSTAIN
☐	☐	☐

If this proxy is properly executed and returned, the shares represented hereby will be voted in accordance with the votes marked hereon.

A vote to ABSTAIN will be voted AGAINST Items 2 and 4 and will not be voted for any of the frequencies in Item 3, but your shares will still be counted for the purposes of establishing a quorum at the annual meeting.

If votes are not specified on a returned proxy, a vote FOR ALL NOMINEES in Item 1, FOR Items 2 and 4, and for EVERY THREE YEARS in Item 3 will be voted at the annual meeting.

Cumulative voting rights are not authorized for the election of directors.

MARK HERE IF YOU PLAN TO ATTEND THE ANNUAL MEETING: ☐

OUR RECORDS STATE THAT YOUR NAME AND SHAREHOLDINGS ARE AS FOLLOWS:

[PASTE LABEL HERE]

PLEASE SIGN YOUR PROXY BELOW (JOINT HOLDERS MUST BOTH SIGN):

Signature of Stockholder: _____ Date: _____

Print Name: _____

Title: _____

Signature of Stockholder: _____ Date: _____

Print Name: _____

Title: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.